Advanced Series Trust
For the annual period ended 12/30/09
File number 811-5186


SUB-ITEM 77C

Matters Submitted to a Vote of Security Holders


At special meeting of shareholders of the AST Focus Four Plus
Portfolio held on October 29, 2009, shareholders approved the following proposal:

To approve a Plan of Reorganization (the "Plan") for Advanced Series Trust, on behalf of the AST Focus Four Plus Portfolio (the "Target Portfolio") and the AST First Trust Capital Appreciation Target Portfolio (the "Acquiring Portfolio"), and the transactions contemplated thereby, including (i) the transfer of all of the assets of the Target Portfolio to the Acquiring Portfolio and the assumption by the Acquiring Portfolio of all of the liabilities of the Target Portfolio in exchange for full and fractional shares of the Acquiring Portfolio (the "Acquiring Portfolio Shares"), (ii) the distribution of Acquiring Portfolio Shares to the shareholders of the Target Portfolio according to their respective interests in complete liquidation of the Target Portfolio, and (iii) the dissolution of the Target Portfolio as soon as practicable after closing, all upon and subject to the terms of the Plan.

Voting results for the special meeting held on October 29, 2009 are set forth below:

Affirmative:  13,111,287.794
Against:         590,219.958
Abstain:       1,383,774.381


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At a special meeting of shareholders of the AST Niemann Capital
Growth Asset Allocation Portfolio held on December 22, 2009, shareholders approved the following proposal:

To approve an increase in the investment management fee rate paid to Prudential Investments LLC and AST Investment Services,
Inc. by the AST Niemann Capital Growth Asset Allocation Portfolio.

Voting results for the special meeting held on December 22, 2009 are set forth below:

Affirmative:  17,153,034.907
Against:      13,509,742.101
Abstain:       2,697,165.176